SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 15, 2005

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure:	Press release dated April 14, 2005 regarding the changeover to IFRS and new business segments.

Paris, April 14, 2005

Press Release

Changeover to IFRS and new business segments—no impact on operating performance, Group objectives unchanged

•	No impact on the potential to generate organic cash flow

•	Positive impact on net result, Group share (+EUR 233 million) and on earnings per share (+8%)

•	Change in net debt and equity in line with the December 2004 communication

•	Group objectives unchanged—debt reduction remains the priority for the France Telecom Group

•	New business segments reflecting the Group’s organisation

France Telecom is today presenting the impact of the changeover to IFRS on its 2004 consolidated financial statements as well as the 2004 data on its activity by sector, which will be used for its 2005 financial statements (Home Communication Services, Personal Communication Services and Enterprise Communication Services, Directories).

As announced on December 17, 2004, the application of IFRS does not in any way change the Group’s potential to generate organic cash flow or the distribution capacity of France Telecom. The Group’s priority continues to be debt reduction.

The principal impacts of the changeover to IFRS are:

•	Revenues, which total EUR 46.16 billion (EUR 47.16 billion under French GAAP);

•	Gross operating margin[1], which reflects the operational performance of the company, is only slightly impacted by the restatements of sales revenues; it was EUR 17.92 billion (REAA[2] of EUR 18.26 billion under French GAAP), which is a gross operating margin rate of 38.8% (38.7% REAA under French GAAP);

•	Net results attributable to France Telecom shareholders[3] total EUR 3.02 billion, which is EUR 233 million euros higher than the equivalent under French GAAP (net income, Group share of EUR 2.78 billion under French GAAP);

•	Earnings per share up 8% to EUR 1.23 (EUR 1.14 under French GAAP);

•	At December 31, 2004, France Telecom’s net financial debt under IFRS GAAP was EUR 49.92 billion (EUR 43.94 billion under French GAAP). As previously announced, the debt of France Telecom now includes known elements that have been, until now, classified differently on the balance sheet or off-balance sheet, such as the TDIRA[4], the carry-back claim or interest accrued and not due;

[1]	Gross operating margin = revenues minus outside purchases, operating expenses (net of operating income) and wages and payroll expenses. The wages and expenses included in the gross operating margin do not include employee profit-sharing or the cost of compensation in stock
[2]	REAA: Operating income before amortization and depreciation (Résultat d’Exploitation Avant Amortissement)
[3]	Net income, Group share under French GAAP.

•	Likewise, equity capital amounts to EUR 2 billion higher at EUR 17.68 billion (EUR 15.68 billion under French GAAP), primarily as a result of the presentation of minority interests within equity capital.

The objectives for 2005 are maintained. Transposed into IFRS GAAP, these objectives are:

•	Growth in pro forma sales revenues of + 3 to + 5%;

•	Gross operating margin: over EUR 18.5 billion;

•	Ratio of CAPEX[5] to sales revenues: in the upper range of 10% to 12%;

•	Ratio of net debt to gross operating margin: below 2.5 at the end of 2005.

FOP MORE INFORMATION:

The transparencies from the presentation and the financial statements prepared for the changeover to IFRS may be consulted on the website http://www.francetelecom.com

Press Contacts: +33 1 44 44 93 93

Nilou du Castel

nilou.ducastel@francetelecom.com

Bertrand Deronchaine

bertrand.deronchaine@francetelecom.com

Caroline Chaize

caroline.chaize@francetelecom.com

This presentation contains forward-looking statements, in particular relating to France Telecom’s outlook for 2005 as restated under International Financial Reporting Standards (IFRS).

Such statements are not historical facts and include expressions about management’s confidence and strategies and management’s expectations about new and existing programs, opportunities, technology and market conditions. Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. Important factors that could cause actual results or performance to differ materially from the results anticipated in the forward-looking statements include, among other things, the success of the FT 2005 plan, including the TOP LINE and TOP programs, France Telecom’s other strategic initiatives (based on the integrated operator model and including the FT Ambition 2008 program) as well as other financial and operating initiatives, changes in the competitive environment and the telecom market regulatory environment, and risks and uncertainties attendant upon exchange rate

[4]	TDIRA: perpetual bonds redeemable into shares (Titres à Durée Indéterminée Remboursables en Actions)
[5]	CAPEX = tangible and intangible capital expenditure excluding licences fluctuations, technological trends, business activity and international operations. In addition, these forward-looking statements and the other information relating to France Telecom’s 2004 results as presented in accordance with IFRS are subject to additional specific risks and uncertainties relating to the possibility of changes in IFRS standards prior to December 31, 2005. More detailed information on the potential risks that could affect France Telecom’s financial results is found in the Document de Référence filed with the AMF on March 2, 2005 and in filings made with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this document speak only as of the date of this presentation and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Appendix 1: Principal items of the Income Statements at December 31, 2004 under IFRS

(amounts in EUR millions, except for share data)

Year ended December 31 2004 - Audited
Revenues	46,158

External purchases	(17,870)
Other operating income and expenses	(1,515)
Labour costs – Wages and charges	(8,850)

Gross operating margin	17,923

- Employee profit-sharing	(280)
- Share-based payment	(399)
Amortization	(7,990)
Impairment of goodwill	(534)
Impairment of assets	(179)
Disposals	922
Restructuring costs	(181)
Associates	30

Operating income	9,312

Net Interest expense	(3,621)
Currency gain (loss)	144
Discounting effect	(148)

Financial charges	(3,625)

Income taxes	(2,477)

Net result	3,210

Attributable to:
- shareholders of France Telecom SA	3,017
- minority interests	193

Earnings per share (in euros)

Net result, Group share

- base	1.23
- diluted	1.22

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers.

Appendix 2: Principal Balance Sheet items at January 1, 2004 and December 31, 2004 under IFRS

(amounts in EUR millions)

	At January 1 2004-Audited	At December 31 2004-Audited
ASSETS

Net goodwill	26,537	27,589
Other intangible assets, net	15,865	14,851
Tangible assets, net	28,972	27,283
Equity securities & assets intended for sale	607	370
Assets available for sale	727	615
Other long-term financial assets and derivatives	4,829	4,285
Deferred tax assets	11,151	9,469

Total long-term assets	88,688	84,462

Net inventories	658	644
Trade receivables, net	6,960	6,589
Other receivables	2,043	2,695
Current taxes	65	88
Prepaid expenses and other current assets	768	750
Other short-term financial assets and derivatives	2,189	312
Cash and cash equivalents	3,370	3,153

Total current assets	16,053	14,231

TOTAL ASSETS	104,741	98,693

LIABILITIES

Capital stock	9,609	9,869
Additional paid-in capital	15,333	12,675
Reserves	(15,303)	(11,673)
Net income	0	3,017
Conversion reserve		563

Equity attributable to FT SA shareholders	9,639	14,451

Minority interests	4,356	3,232

Total equity capital	13,995	17,683

Redeemable or exchangeable bonds	39,360	34,222
Long-term financial liabilities and derivatives	9,643	8,571
Employee benefits - non-current	3,125	3,260
Provisions - non current	1,066	617
Other long-term liabilities	1,506	1,374
Deferred tax liabilities	1,997	1,978

Total long-term liabilities	56,697	50,022

Short-term portion of long and medium-term liabilities	9,116	7,443
Bank overdrafts and other short-term borrowings	5,268	4,037
Interest accrued and not due	1,314	1,172
Provisions - current	1,272	1,041
Trade payables	7,344	7,757
Employee benefits - current	3,268	2,884
Other payables	1,378	1,869
Other current liabilities	1,396	784
Tax liabilities on companies	398	431
Prepaid income	3,295	3,570

Total current liabilities	34,049	30,988

TOTAL LIABILITIES	104,741	98,693

Appendix 3: New business segments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: April 15, 2005	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information